

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Allen Wolff
Chief Executive Officer
NTN Buzztime, Inc.
6965 El Camino Real, Suite 105-Box 517
Carlsbad, California 92009

Re: NTN Buzztime, Inc.
Form S-4
Exhibit Nos. 10.19(a), 10.19(b), 10.19(c), 10.20, 10.21, 10.22, 10.23(a) and 10.24(a)
Filed October 2, 2020
File No. 333-249249

Dear Mr. Wolff:

On February 3, 2021 we concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance